

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2016

Via E-mail
Oleg Pisliak
Chief Executive Officer and Director
Pikon Group, Inc.
333 Sylvan Avenue, Suite LL5
Englewood Cliffs, NJ 07632

> **Re: Pikon Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 20, 2016**
> **File No. 024-10555**

Dear Mr. Pisliak:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Securities being offered

Convertible Notes

1.   Please discuss in greater detail the terms of the debt securities. See Item 14 of Form 1-A. For example, please disclose whether the notes can be converted at the option of the noteholder, redemption rights, sinking fund, and process of retiring the notes. Additionally, please discuss any event of default provisions.

2.   We note your disclosure that "interest is payable semi-annually and in arrears commencing on December 31, 2016." We further note your disclosure in the plan of operations section that you intend to acquire single-family residential properties over the next twelve months. Please revise your disclosure where applicable to clarify how you will fund your interest payment obligations before the acquisition of properties that generate revenues. Please also tell us how the company's inability to fund interest payments would impact the entitlement of note holders to such interest payments. For example, if you are unable to make the interest payments, please revise to clarify if unpaid interest will accrue any interest or penalty fees.

Part III

Description of Exhibits

3.   Please file all required exhibits including the instruments defining the rights of securityholders. See Item 17 of Form 1-A.

4.   Please advise counsel to revise the legality opinion to opine also upon whether the debt securities will be binding obligations and on the law of the jurisdiction that governs the agreements or instruments in which the securities are issued and that determines whether they are enforceable contracts. Please see Staff Legal Bulletin No. 19, Item II.B.(e).

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities